Exhibit 99.2




                              FOR IMMEDIATE RELEASE



Investors:                                    Media:
Emer Reynolds                                 Anita Kawatra
Ph:  353-1-709-4000                           Ph:  212-407-5755
     800-252-3526                                  800-252-3526


             ELAN ANNOUNCES WEBCAST OF POSITIVE PRIALT(TM) PHASE III
                                  TRIAL RESULTS


DUBLIN, IRELAND, JANUARY 7, 2004 - Elan Corporation, plc today announced that it will release the positive Prialt(TM) Phase III trial results before the European and U.S. markets open on Wednesday, January 7, 2004. Following the release, Elan will host a conference call at 8:00am Eastern Standard Time (EST), 1:00pm Greenwich Mean Time (GMT) with the investment community.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay after the call for 24 hours. The replay telephone number is 800-633-8284 or 402-977-9140, reservation number 21180537.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.